Filed Pursuant to Rule 433

Registration No. 333-126811

iPath™

FREQUENTLY ASKED QUESTIONS

About iPath Exchange Traded Notes (ETNs)

iPath Exchange Traded Notes are an innovative new investment vehicle from Barclays that provides investors with a new way to access difficult-to-reach markets. The following are answers to questions financial professionals and individuals commonly ask about these products.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Filed Pursuant to Rule 433

Registration No. 333-126811

FREQUENTLY ASKED QUESTIONS

iPATH ETNs OVERVIEW

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access difficult-to-reach markets. The returns of iPath ETNs are linked to the performance of a market index, less investor fees.1 The first two iPath ETNs, which began trading on the New York Stock Exchange in June 2006, are linked to:

•	GSCI® Total Return Index

•	Dow Jones-AIG Commodity Index Total RetumSM

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure allows investors to achieve cost-effective2 investment in previously expensive or difficult-to-reach market sectors or asset classes.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.1

How do I buy an iPath ETN?

iPath ETNs are listed on the New York Stock Exchange and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•	Redeem at least 50,000 units on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.[3]

•	Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the units times the index factor on the final valuation date minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer principal protection?

No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC.

Who is the Issuer?

The Issuer, Barclays Bank PLC, is the principal subsidiary of Barclays PLC, a UK-based financial services group, and one of the largest financial services companies in the world. Barclays Bank PLC and its subsidiaries (the “Barclays Group”) have been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the USA, Africa and Asia. Barclays Bank PLC’s long-term unsecured obligations are rated AA by Standard & Poor’s Securities, Inc., and Aa1 by Moody’s Investors Service, Inc.4, and it has total assets of over $1.5 trillion (as of December 31, 2005). Barclays Bank PLC operates in over 60 countries with more than 78,800 permanent employees and over 25 million customers. It is engaged primarily in banking, investment

1.	The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

2.	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities and are available to retail investors; further, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

3.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

4.	We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

2	iPATH EXCHANGE TRADED NOTES

TABLE 1 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs

Liquidity	Daily on exchange	Daily on exchange

Registration	Securities Act of 1933	Investment Company Act of 1940

Recourse	Issuer credit	Portfolio of securities

Principal risk	Market and issuer risk	Market risk

Institutional size redemption	Weekly to the issuer	Daily via custodian

Short sales	Yes, on an uptick	Yes, on an uptick or a downtick

banking and investment management. The Barclays Group is heavily involved in many commodities markets with trading operations in base metals, precious metals, oil and oil-related products, power and gas, and other commodities.

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker-dealer regulated by the SEC and the NASD.

What is Barclays Global Investors’ (BGI) role?

BGI’s majority-owned broker/dealer subsidiary, Barclays Global Investors Services (BGIS), will engage in the promotion of iPath ETNs to intermediaries who are themselves registered broker/dealers and to end-users, such as mutual funds, hedge funds and insurance companies.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC. However, futures contracts underlying the relevant market index may be regulated by the CFTC.

Where can I find additional information about iPath ETNs?

Additional information is available at www.iPathETN.com.

TAX CONSIDERATIONS

How are iPath ETNs treated for U.S. federal income tax purposes?

Absent an administrative or judicial ruling to the contrary, iPath ETN securities should be treated for all tax purposes as prepaid contracts with respect to the relevant index. If the iPath ETNs are so treated, investors will recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the securities.

The U.S. federal income tax consequences of an investment in the iPath ETNs are uncertain. It is therefore possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, investors are urged to consult their tax advisor as to the tax consequences of an investment in the iPath ETNs.

Will U.S. federal income tax be payable on the iPath ETNs annually?

No. Since the iPath ETNs currently available are not treated as debt for tax purposes, investors will not recognize gain due to interest inclusions or original issue discount (OID) before their sale, redemption or maturity.

FREQUENTLY ASKED QUESTIONS	3

FREQUENTLY ASKED QUESTIONS

Are iPath ETNs a 60/40 security for taxable events?

No. iPath ETNs should be treated for tax purposes as a prepaid contract. The capital gains are either long term or short term depending on your holding period of the security. They are not covered by the relevant provision of the Internal Revenue Code that provides for 60/40 tax treatment in certain circumstances.

How is the treatment of an iPath ETN different from that of a corporate bond?

iPath ETNs should be treated as prepaid contracts for tax purposes. In contrast, corporate bonds are normally treated as debt for tax purposes, which means that interest payments and OID are treated as income and principal payments are treated as return of capital. Any debt instrument that is issued at a discount to its face value (principal amount) is considered to have implicit interest (that is, the difference between the price paid and the face value is considered interest that amortizes over the life of the instrument), which is referred to as OID and treated as ordinary income. Because iPath ETNs are not treated as debt for U.S. federal income tax purposes, there are no interest inclusions or OID on an iPath ETN.

TRADING iPATH ETNs

Where are iPath ETNs listed?

iPath ETNs are listed on the New York Stock Exchange. The ticker symbols of the two iPath ETNs are listed in Table 2.

TABLE 2 iPath ETN Tickers
	TICKER SYMBOL	INTRADAY INDICATIVE VALUE TICKER SYMBOL
iPathSM GSCI® Total Return Index ETN	GSP	GSP.IV

iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	DJP.IV

When can I buy or sell iPath ETNs?

iPath ETNs can be bought or sold anytime during market hours.

Can iPath ETNs be shorted?4

Yes, subject to the ability to locate shares to borrow and to the uptick rule (a short sale may only occur following an uptick).

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “EQUITY” key, then “GO.” For example, for information regarding the iPathSM GSCI® Total Return Index ETN, type: GSP < EQUITY > < GO >.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have an NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor under the respective ticker symbols listed in Table 2. Additionally, the closing indicative value of each iPath ETN is calculated and published on each trading day at www.iPathETN.com. In connection with the iPath ETNs, the term “indicative value” refers to the value at a given time determined based on the following equation:

Indicative Value	=	Principal Amount per Unit	x	Current Index Level Initial Index Level	–	Current Investor Fee

Where:

•	Principal Amount per Unit = $50.

•	Current Index Level —The most recent published level of the index underlying an iPath ETN as reported by the relevant index sponsor.

•	Initial Index Level —The closing level of the relevant index on the inception date.

•	Current Investor Fee—The most recent daily calculation of the investor fee with respect to an iPath ETN, as described earlier (which, during any trading day, will be the investor fee determined on the preceding calendar day).

4.	With short sales, you risk paying more for a security than you received from its sale.

4	iPATH EXCHANGE TRADED NOTES

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on the NYSE, the weekly redemption window allows a minimum of 50,000 units of a particular iPath ETN to be redeemed directly to Barclays Bank PLC for the weekly redemption value, which is equal to the principal amount of the securities times the index factor on the applicable valuation date minus the investor fee. The historical weekly redemption value is published each week at www.iPathETN.com. The weekly redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

How can iPath ETNs be redeemed directly to the issuer?

Investors may redeem at least 50,000 units of a particular iPath ETN directly to the issuer. To do so, an investor must instruct his broker (or other person through whom the securities are held) to take the following steps through normal clearing system channels:

•	Deliver a notice of redemption via email in the specified form by no later than 11:00 am ET on the business day prior to the applicable valuation date (generally each Thursday throughout the life of the iPath ETNs). A confirmation of redemption will be sent by the issuer or its agent.

•	Deliver the signed confirmation of redemption via facsimile in the specified form by 4:00 pm ET on the same day. The issuer or its agent must acknowledge receipt in order for the confirmation to be effective.

•	Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to that applicable Weekly Redemption Value, facing Barclays Capital DTC 5101; and

•	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am ET on the applicable Redemption Date (the third business day following the Valuation Date).

Additional details regarding redemption procedures, including examples of a notice of redemption and confirmation of redemption, are available in the “Specific Terms of the Securities” section of the applicable prospectus.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to the iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue —maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible.

TABLE 3 Index Correlations

CORRELATION COEFFICIENT	GSCI® TOTAL RETURN INDEX	DJ-AIG COMMODITY INDEX TOTAL RETURNSM
GSCI® Total Return Index	1.00	0.89
DJ-AIG Commodity Index Total ReturnSM	0.89	1.00
S&P 500 Index	0.00	0.09
Lehman Aggregate Index	0.05	0.00
MSCI EAFE Index	0.14	0.23

Sources: Goldman Sachs, Lehman Brothers, AIG, S&P, MSCI, Bloomberg, (3/31/91-3/31/06) based on monthly returns.

FREQUENTLY ASKED QUESTIONS	5

FREQUENTLY ASKED QUESTIONS

ABOUT COMMODITIES

What are the benefits of investing in commodities?

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically low correlations to financial assets such as stocks and bonds (see Table 3).

Commodity and financial asset prices respond differently to financial market and economic conditions, although both are driven by the basic forces of supply and demand. However, because stocks and bonds are publicly traded on a secondary market, prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing and delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility. Other factors affecting commodity futures prices include weather, agriculture, trade, fiscal, monetary and exchange control processes, domestic and foreign political and economic events and policies, disease, pestilence, technological developments, and changes in interest rates.

Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. However, trading in the commodity index components is speculative and can be extremely volatile. The factors influencing commodity futures prices may affect the value of the relevant index and the value of the associated iPath ETNs in varying ways, and different factors may cause the prices of the index components and the volatilities of their prices to move in inconsistent directions at inconsistent rates.

What methods are currently available to invest in commodities?

Until now, an investor interested in adding commodities to a portfolio had three primary options to choose from:

•	Buying the physical commodity—This approach offers pure exposure to the underlying commodity, but delivery, storage and spoilage may be problematic.

•	Investing through the futures or derivatives market—This has predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•	Investing in pooled vehicles such as mutual funds—Until recently, mutual funds presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

Note that iPath ETNs do not fall into any of the three foregoing categories.

Why not invest in companies that produce commodities instead of the actual commodity?

Equity returns of commodity producers may not strongly correlate to commodity indexes. An investment in the equity of commodity producers provides exposure to company-specific risk in addition to commodity-specific risk. For example, the stock price of an oil company will reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales and fundamental valuation.

TABLE 4 Broad-Based Commodity Indexes Overview

	GSCI® TOTAL RETURN INDEX	DJ-AIG COMMODITY INDEX TOTAL RETURNSM
Number of commodity groups	24	19
Index calculation	Arithmetic	Arithmetic
Weighting method	Production and liquidity	2/3 liquidity, 1/3 production 15% for a single commodity 33% cap per commodity group*

Launch date	1991	1998

*	As of annual rebalancing.

Sources: Goldman Sachs, AIG, as of 3/31/06.

6	iPATH EXCHANGE TRADED NOTES

TABLE 5 Broad-Based Commodity Indexes Composition

COMMODITY GROUP	% WEIGHT IN GSCI® TOTAL RETURN INDEX	% WEIGHT IN DJ-AIG COMMODITY INDEX TOTAL RETURNSM
Energy	75	30
Agriculture	11	31
Precious metals	2	9
Industrial metals	8	21
Livestock	4	9

Sources: Goldman Sachs, AIG, as of 3/31/06.

What are the leading broad-based commodity indexes?

Two of the most popular commodity benchmarks are the GSCI® Total Return Index and the Dow Jones-AIG Commodity Index Total ReturnSM (see Table 4).

Why are the indexes called total return indexes?

They are investor return indexes based on a basket of collateralized commodity futures contracts, rather than just pure spot returns from either physical commodities or commodity futures over a period of time. Their returns come from three distinct sources (hence the classification total return):

•	Change in futures contract price.

•	Return from rolling the futures into further dated contracts as they come up to expiry.

•	Interest earned from the cash collateral that would be required to be maintained to permit an investment.

How do the GSCI® Total Return Index and Dow Jones-AIG Commodities Index Total ReturnSM differ?

The GSCI® Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the futures contracts comprising the Goldman Sachs Commodities Index®, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The GSCI® Total Return Index reflects the world’s production of the commodities included in the GSCI® and is production and liquidity weighted.

The Dow Jones-AIG Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index, plus the rate of interest that could be earned on cash collateral invested in specified Treasury bills. The Dow Jones-AIG Commodity Index Total ReturnSM is 2/3 liquidity and 1/3 production weighted, and limits the weight of any commodity in the index to 15% for a single commodity, and 33% for a related commodity group as of the January 2006 rebalancing period. Following the annual rebalancing period, the percentage weighting will fluctuate based on market price changes.

While each index intends to provide a measure of the commodity market and its composition, distinct differences in the construction and methodology of the two indexes result in very different sector exposures (see Table 5).

INFORMATION FOR ADVISORS ONLY

Broker/dealers are reminded to consider NASD Notice to Members 05-59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

FREQUENTLY ASKED QUESTIONS	7

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result, you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading price of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones-AIG Commodity lndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnsSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

©2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3004-iP-0606 355-OF-6/06

Not FDIC Insured • No Bank Guarantee • May Lose Value

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